Date: November 07, 2007

Ms. Angela Crane

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Nidec Corporation

Form 20-F for the fiscal year ended March 31, 2007

File No. 333-13896

Dear Ms. Crane:

Set forth below are our responses to the comments of the Staff of the United States Securities and Exchange Commission in your letter dated October 10, 2007, with respect to the annual report on Form 20-F of Nidec Corporation (the “Company”) for the fiscal year ended March 31, 2007. For your convenience, we have reproduced the Staff’s comments in bold, italics typeface, and have made our responses in normal typeface.

As described in the responses below, we have agreed to revise relevant disclosures in our future filings in response to certain of the Staff’s comments.

Operating and Financial Review and Prospects, page 44

Effects of Our Recent Acquisitions Activities on Our Financial Statements, page 47

1.

Please tell us why you refer to the amount contributed to net sales, gross profit, and net income by your equity-method affiliates. If these investments are accounted for under the equity method, the current disclosure may be confusing since it implies that the amounts disclosed are included in your consolidated net sales, gross profit and net income. Please revise future filings to clarify.

Response:

We use the equity method (refer to Note 11 of our financial statements) in accounting for our equity method affiliates. Therefore, there is no impact on net sales and gross profits from such affiliates.

In light of the Staff’s comment, in future filings, we will revise our disclosure to remove the reference to the amount contributed to net sales, gross profit and net income by our equity-method affiliates.

2.

Please tell us and disclose in future filings why you consolidated ‘seven additional companies’ as a result of your acquisition of all of the voting rights of the Motors & Actuators business of Valeo S.A.

Response:

As part of the acquisition of the Motors & Actuators business of Valeo S.A, we acquired all shares of the companies listed below, and therefore, from the acquisition date, we started consolidating them in our financial statements.

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Nidec Motors & Actuators

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Nidec Motors & Actuators (Germany) GmbH

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NMA Property Verwaltungsgesellschaft mbH

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Nidec Motors & Actuators (Poland) Sp.Z o.o.

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Nidec Motors & Actuators (Spain) S.A.

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Nidec Motors & Actuators (USA) INC.

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Nidec Motors & Actuators (Mexico) S. de R.L. de C.V.

In light of the Staff’s comment, we will enhance our disclosure relating to the acquisition of the companies listed above in future filings.

Results of Operations, page 50

1.

On page 52 you disclose that certain increases in selling, general and administrative expenses “more than off set decreases in loss on bad debts for the year ended March 31,2006, when there was the insolvency of AgfaPhoto GmbH.” On page 55, you also discuss the ¥1,059 million loss on bad debts in fiscal 2006. Please respond to the following:

a.

With a view towards disclosure in future filings, please tell us why you refer to a decrease in bad debts for fiscal 2007 compared to fiscal 2006. In Note 7 on page F-27 we see that the provision for doubtful accounts was ¥1,108 million for fiscal 2006 and ¥1,784 million for fiscal 2007, an increase of ¥676.

Response:

The AgfaPhoto GmbH receivable referred to in the disclosure was classified within non-current assets, and the related allowance for doubtful accounts was netted against that caption. The current disclosure of the allowance for doubtful accounts included in Note 7 only reflects movements in the allowance for doubtful accounts relating to current trade receivables. In analyzing our disclosures, we also noticed that, in fiscal year 2007, there was a misclassification between the current and non-current balances of the allowance for doubtful debts, which led to an overstatement of the non-current position and understatement of the current position of ¥686 million. In addition, we believe that the current disclosures contain gross-up of the provision made and the write-back recorded of ¥605 million as several entities within our consolidated group annually reverse the balances of the provision at the beginning of the year as write-backs and record a new provision for doubtful accounts each year.

We believe that, notwithstanding the inconsistencies in our current disclosures noted above, our financial statements present fairly, in all material respects, our financial condition. We will revise our disclosures in future fillings so that the analysis of movement will include the total balance of the allowance for doubtful accounts and also reflect the actual write-backs.

b.

Where the amount of or changes in the write-backs you record to the allowance for doubtful accounts are significant, please tell us and disclose in future filings the nature of these amounts and the reasons for the changes. Otherwise, please explain to us why a discussion of the write-backs is not necessary or required.

Response:

As indicated above, the balances of write-backs in our current disclosures are overstated by virtue of the accounting procedure followed by certain subsidiaries. Actual write-backs reflect collections and are not significant from year to year. In light of the Staff’s comment, we will enhance our disclosure in future filings to indicate the nature of the write-backs and their relation of the write-backs to the allowance for doubtful accounts.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

Inventories, page F-13

1.

On page F-13 you disclose that you use the lower of cost or estimated realizable value for projects in progress. Please tell us the nature of the account, ‘projects in process’ and why you do not use the lower of cost or market as discussed in Statement 6 of Chapter 4 of ARB 43 for your projects in process. Please cite the accounting literature upon which you relied.

Response:

As further explained below, we would like to confirm to the Staff that we indeed apply the accounting guidance provided by Statement 6 of Chapter 4 of ARB 43 for projects in process.

Our projects in process are uncompleted factory automation equipment manufactured by us upon customers’ request. The manufacturing process is typically less than three months, so the amounts of such projects in process at any period end are not material.

For this type of inventory in progress, we concluded that the market value is similar to the project in progress’s net realizable value, which we define as the selling price of our automation equipment to be sold to customers in the ordinary course of business less reasonably predictable costs to be incurred for completion.

In future filings, we will enhance our disclosure of our accounting policy related to inventories.

Goodwill, page F-14

2.

In future filings please expand your accounting policy disclosure for goodwill to explain how and when you test goodwill for impairment under SFAS 142. For example, discuss the level at which you test goodwill for impairment, the annual date at which you perform your annual assessment, and how you apply the two-step test.

Response:

We test for impairment at the reporting unit level on January 1 of each year. This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. In future filings we will expand our accounting policy disclosure for goodwill to explain how and when we test goodwill for impairment under SFAS 142.

Revenue recognition, page F-14

3.

Please tell us and in future filings please revise to clarify how you recognize revenue consistent with how you describe your major revenue generating products. For example, when you refer to motors on page F-14, please clarify whether that includes both small precision motors and mid-size motors as described on pages F-11 and F-64. When you refer to machinery equipment on page F-14, please clarify whether that includes both machinery and electronic and optical components as described on pages F-11 and F-64.

Response:

Our revenue recognition criteria described in F-14 is applicable to all our products, including small precision motors and mid-size motors as well as machinery and equipment.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assumed. For small precision motors, mid-size motors and electronic and optical components, these criteria are generally met at the time the product is delivered to the customers’ site which is the time the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. These conditions are met at the time of delivery to customers in domestic sales and at the time of shipment for export sales (FOB shipping point). Revenue for machinery sales is recognized upon receipt of final customer acceptance.

In future filings, we will revise and enhance our current disclosures to emphasize the facts described above and more clearly describe how we recognize revenue consistent with major revenue generating products.

4.

Please tell us and disclose in future filings the nature of your contingencies related to rights of return and conditions of acceptance. Please confirm to us that you do not offer product warranties, or tell us and revise future filings to also disclose the nature of and accounting for your product warranties, including all of the disclosures required by paragraph 14 of FIN 45. Include a discussion of any significant assumptions, material changes and reasonably likely uncertainties. Refer to II.F.3. of Current Issues and Rulemaking Projects, November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response:

As noted in response to comment 6 above, revenue is not recognized until customer acceptance has occurred.

We do not offer rights of return to our customers. In those rare cases where our products present quality defects, we repair or replace defective products at no cost for the customer. With regard to product warranties, we offer one year product warranty for only certain machinery. We recognize accruals for the product warranties at estimated amounts based on the historical rate of actual cost incurred. As accrual for product warranties is negligible, approximately ¥169 million, at March 31, 2007, we do not believe disclosure of a tabular reconciliation of the changes in the product warranty liability for the reporting period is necessary.

In future filings, we will enhance our disclosure of our accounting policy related to product warranties and conditions of acceptance.

Stock-based compensation, page F-16

5.

In future filings please only reflect pro forma information for the periods wherein you applied APB 25 and do not reflect pro forma information for periods in which you have applied SFAS 123R. Refer to paragraph 84 of SFAS 123R.

Response:

In future filings we will not reflect pro forma information for periods in which we have applied SFAS 123R

Note 7. Allowance for Doubtful Accounts, page F-27

6.

Please tell us and in future filings disclose your accounting policies related to your allowance for doubtful accounts, consistent with paragraph 8 of APB 22. Please also tell us the nature of and accounting for the line item described as ‘write-backs’ in the table on page F-27. In future filings, please disclose the nature of the deductions for ‘write-backs,’ consistent with Rule 12-09 of Regulation S-X.

Response:

We estimate losses for uncollectible accounts based on our historical experience and the evaluation of the likelihood of success in collecting specific customer receivables. In light of the Staff’s comment, we will enhance disclosures of our accounting policy related to allowance for doubtful accounts in future filings.

With the Staff’s comment on write-backs, please see our responses to comments 3.a and 3.b above. As noted in our responses, we will revise and enhance our write-back related disclosures in future fillings.

Note 13. Short-Term Borrowings and Long-Term Debt, page F-34

7.

Please tell us and disclose in future filings the significant terms of your convertible debt, including conversion terms. Please also tell us about your evaluation of any embedded features of the debt, such as the conversion feature, under SFAS 133, or any beneficial conversion features under EITF 98-5. Refer to II.B.2 of Current Issues and Rulemaking Projects, November 30, 2006 available on our website at

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response:

The significant terms of our convertible bond are included in Note 13 to our financial statements and footnote 2 to that note on page F-35. Specifically, the bonds are convertible into the Company’s common stock at a fixed conversion rate of ¥6,914 per common share and have other terms disclosed in footonote 2 . In light of the Staff’s comment, we will enhance the disclosure in Note 13 can be improved and we will do so in future filings.

We carried out an evaluation of any embedded features of the Company’s debt, such as the conversion feature, under SFAS 133, or any beneficial conversion features under EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, at the time of the issuance.

We analyzed the terms of the conversion feature and concluded that the conversion feature does not require bifurcation. Further, we concluded that no beneficial conversion feature exists because the initial conversion price was higher than the market value at the commitment date.

Exhibits 12.1 and 12.2

8.

We note that although you are required to comply with Item 15(b) of From 20-F, you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting after the end of the transition period allowed for this omission. Please file an amendment to correct the certification. Please note that the amendment may be abbreviated and consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification and comply with any applicable futures comments.

Response:

We will file an amendment to correct the certification as noted in the Staff’s comment.

9.

We note the following

a.

You refer to annual report instead of report in the paragraphs 3 and 4(a).

b.

You revised punctuation, deleted words or removed plurals in paragraphs 4(b) and 5.

In future filings, please ensure that the language in your certifications is consistent with the language in Instruction 12 of Item 19 of Form 20-F.

Response:

We will ensure that the language in our certifications is consistent with the language in Instruction 12 of Item 19 of Form 20-F in future filings.

*     *     *     *     *

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, please contact the undersigned at (81)-75-935-6200.

Best regards,

NIDEC CORPORATION

By: /s/ Yasunobu Toriyama
Name:	Yasunobu Toriyama
Title:	Executive Vice President, Chief Financial and Accounting Officer and Director

cc:

Mr Hirokaze Hanai, Partner, Kyoto Audit Corporation (Ph +81 75 241 1901)

Mr Dennis Neider, Partner, PricewaterhouseCoopers L.L.P. (Ph 973 236 4996)